SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From May 4, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 4, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

May 04, 2005

IVANHOE MINES TO COMMENCE DRILLING ON THE TIGER HILLS
GOLD AND SILVER PROJECT, INNER MONGOLIA, CHINA

Beijing, China — Ivanhoe Mines’ Executive Vice President, Exploration, Douglas Kirwin announced today that the company has completed detailed geological mapping, rock-chip sampling and an Induced Polarization (IP) survey at the Tiger Hills epithermal gold and silver project in the Inner Mongolia Autonomous Region, China. A 2,500‑metre diamond drilling program is scheduled to commence by mid-May.

The Tiger Hills Project is in the Hulunbeier District in northern Inner Mongolia, approximately 150 kilometres south of the city of Hailar. The area is easily accessed by vehicle and comprises sparsely populated low-relief undulating steppe terrain. Gold and silver mineralization was discovered by Ivanhoe geologists as part of an extensive prospecting campaign for epithermal deposits within the northeast-trending extensional Mesozoic volcanic belt which hosts the 8-million-ounce Baley gold deposit in southern Siberia. The region had previously been explored by the Chinese Geology Brigade 115. A soil survey showed the area to be anomalous in arsenic, antimony and mercury. There is no record of any previous gold mining in the district.

Low-sulphidation epithermal gold mineralization occurs in hydrothermal eruption breccias which are exposed along silicified ridges which extend for two kilometres in a northwest direction. Mineralized host rocks are silicified rhyodacitic to andesitic lavas, tuffs and minor volcaniclastic debris flows which are associated with acid volcanic domes. The breccias are multi-clastic and have a cryptocrystalline to opaline silica matrix. Colloform banding, carbonate replacement textures and delicate crustiform layers of moss adularia are commonly observed. Rock-chip samples from the breccias returned assays up to 5.89 g/t gold and 11.4 g/t silver. A recently-completed geophysical survey shows that the mineralization is directly associated with a four-kilometre northwest-trending resistivity high.

“The very high level silica and breccia textures observed at Tiger Hills clearly demonstrate that the uppermost zone of a sizeable epithermal system has been recently exposed. The highly anomalous gold and silver values present in these types of rocks are highly encouraging,” said Mr. Kirwin. “The mineralized breccias are similar to those mined at Borealis in Nevada and Wirralee in Queensland.”

Ivanhoe’s initial drilling program will focus around three prominent silicified zones with hydrothermal eruption breccias outcropping over a distance of two kilometres.

Tiger Hills is within two exploration licenses owned by Yahao, an 80/20 joint venture between Ivanhoe Mines (80%) and the Inner Mongolian Bureau of Geology (20%), which have a total area of 88 square kilometres. Yahao has a 30-year permanent business license and is the first fully-approved Sino-Foreign joint venture in China’s Inner Mongolia Autonomous Region to receive both Beijing’s Ministry of Land and Resources (MOLAR) authorization to transfer in exploration licenses and the Provincial Government’s grant of a 30-year business license for those mineral projects developed from exploration and mining licenses held by the Yahao joint venture in China.

Ivanhoe also is commencing an exploration drilling program in mid-May at its Bronze Fox gold and copper project in southern Mongolia.

Douglas Kirwin, a qualified person as defined by NI 43-101, supervised the preparation of the information in this release. The rock-chip samples were assayed by McPhar Geoservices at its facility in Manila, Philippines.

Ivanhoe shares are listed on the New York and Toronto stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, the planned exploration program at the Tiger Hills Project, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.